SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 5)

Oasis Midstream Partners LP
(Name of Issuer)
Common Units Representing Limited Partner Interests
(Title of Class of Securities)
67420T 206
(CUSIP Number)
Nickolas J. Lorentzatos
1001 Fannin Street, Suite 1500, Houston TX 77002
Tel: (281) 404-9500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 25, 2021
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67420T 206 13D Page 2 of 2

1	Name of Reporting Person OMS Holdings LLC
2	Check the Appropriate Box if a Member of a Group (A): (B):
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E)
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power -0-
	8	Shared Voting Power 33,846,032 units
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 33,846,032 units
11	Aggregate Amount Beneficially Owned by Each Reporting Person 33,846,032 units
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13	Percent of Class Represented by Amount in Row (11) 69.6%*
14	Type of Reporting Person OO (Limited Liability Company)
*    Based on a total of 48,627,680 common units outstanding as of October 25, 2021.

CUSIP No. 67420T 206 13D Page 3 of 2

1	Name of Reporting Person Oasis Petroleum LLC
2	Check the Appropriate Box if a Member of a Group (A): (B):
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E)
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power -0-
	8	Shared Voting Power 33,846,032 units*
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 33,846,032 units*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 33,846,032 units*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13	Percent of Class Represented by Amount in Row (11) 69.6%**
14	Type of Reporting Person OO (Limited Liability Company)
*    Consists of 33,846,032 common units representing limited partner interests in Oasis Midstream Partners LP, held of record by OMS Holdings LLC, which is a wholly owned subsidiary of Oasis Petroleum LLC.
**    Based on a total of 48,627,680 common units outstanding as of October 25, 2021.

CUSIP No. 67420T 206 13D Page 4 of 2

1	Name of Reporting Person Oasis Petroleum Inc.
2	Check the Appropriate Box if a Member of a Group (A): (B):
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E)
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power -0-
	8	Shared Voting Power 33,846,032 units*
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 33,846,032 units*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 33,846,032 units*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13	Percent of Class Represented by Amount in Row (11) 69.6%**
14	Type of Reporting Person CO (Corporation)
*    Consists of 33,846,032 common units representing limited partner interests in Oasis Midstream Partners LP, held of record by OMS Holdings LLC, which is a wholly owned subsidiary of Oasis Petroleum LLC.
**    Based on a total of 48,627,680 common units outstanding as of October 25, 2021.

Explanatory Note
This Amendment No. 5 (this “Amendment”) amends and supplements the Schedule 13D filed on September 25, 2017, as amended by Amendment No. 1 to the Schedule 13D filed on November 19, 2018, Amendment No. 2 to the Schedule 13D filed on March 19, 2021, Amendment No. 3 to the Schedule 13D filed on April 1, 2021, and Amendment No. 4 to the Schedule 13D filed on July 2, 2021 (as amended, the “Original Schedule 13D”), by OMS Holdings LLC, a Delaware limited liability company (“OMS Holdings”), Oasis Petroleum LLC, a Delaware limited liability company (“Oasis Petroleum”), and Oasis Petroleum Inc., a Delaware corporation (“OAS” and, together with OMS Holdings and Oasis Petroleum, the “Reporting Persons”) with respect to the common units (“Partnership Common Units”) representing limited partner interests in Oasis Midstream Partners LP, a Delaware limited partnership (the “Issuer” or “Partnership”).
This Amendment is being filed on behalf of the Reporting Persons. Except as otherwise specified in this Amendment, all items left blank or not reported remain unchanged in all material respects. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.
Item 4.    Purpose of Transaction
    This Item 4 shall be deemed to amend and supplement Item 4 of the Original Schedule 13D as set forth below;
(a), (b), (c), (d), (e), (g), (h), (i), (j)
Merger Agreement
On October 25, 2021, the Issuer and the General Partner, entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Crestwood Equity Partners LP, a Delaware limited partnership (“Crestwood”), Project Falcon Merger Sub LLC, a Delaware limited liability company and direct wholly owned subsidiary of Crestwood (“Merger Sub”), Project Phantom Merger Sub LLC, a Delaware limited liability company and direct wholly owned subsidiary of Crestwood (“GP Merger Sub”), and, solely for the purposes of Section 2.1(a)(i) of the Merger Agreement, Crestwood Equity GP LLC, a Delaware limited liability company and the general partner of Crestwood (“Crestwood GP”). Upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Issuer (the “LP Merger”), with the Issuer surviving the LP Merger as a subsidiary of Crestwood, and GP Merger Sub will merge with and into the General Partner (the “GP Merger” and, together with the LP Merger, the “Mergers”), with the General Partner surviving the GP Merger as a wholly owned subsidiary of Crestwood.
At the effective time of the Mergers (the “Effective Time”): (i) 6,520,944 Partnership Common Units issued and outstanding immediately prior to the Effective Time and owned by OMS Holdings (such Partnership Common Units, the “Sponsor Cash Units”), will be converted into and will thereafter represent the right to receive $150,000,000 in cash in the aggregate and each other Partnership Common Unit issued and outstanding immediately prior to the Effective Time owned by OAS or its subsidiaries (other than the Issuer) (together with the Sponsor Cash Units, the “Sponsor Units”) will be converted into and will thereafter represent the right to receive 0.7680 common units representing limited partner interests in Crestwood (“Crestwood Common Units”); (ii) each Partnership Common Unit issued and outstanding immediately prior to the Effective Time (other than the Sponsor Units) will be converted into and will thereafter represent the right to receive 0.8700 Crestwood Common Units and (iii) all of the limited liability company interests of the General Partner issued and outstanding as of immediately prior to the Effective Time will be converted into and will thereafter represent the right to receive $10,000,000 in cash. Upon completion of the Mergers, OAS is expected to own approximately 21.7% of the Crestwood Common Units.
Promptly following the Effective Time, the Partnership Common Units will be delisted from the Nasdaq and deregistered under the Exchange Act.
Pursuant to the terms of the Merger Agreement, the General Partner is required to (a) deliver duly executed letters of resignation or (b) cause the removal, in each case, effective as of the closing date, of any member of the board of directors of the General Partner, manager, and/or officer of the General Partner, the Issuer or any of their respective subsidiaries that have been designated in writing by Crestwood at least three business days prior to the closing date.
Support Agreement
Contemporaneously with the execution of the Merger Agreement, the Issuer, Crestwood, OAS, the General Partner and OMS Holdings entered into a support agreement (the “Support Agreement”) regarding the Partnership Common Units owned by OAS and OMS Holdings (or their affiliates). Pursuant to the Support Agreement, OAS and OMS Holdings have agreed to, among other things (and as applicable), following effectiveness of the registration statement on Form S-4 to be filed by Crestwood in connection with the issuance of Crestwood Common Units in the LP Merger, execute and deliver, or cause an affiliate to execute and deliver, a written consent (the “Written Consent”) covering all of their Partnership Common Units, approving the Merger Agreement and the transactions contemplated thereby. The Support Agreement and the Merger Agreement may be terminated in the event the Written Consent is not delivered.
In addition, the Support Agreement includes certain affirmative and restrictive covenants of the parties, including, among others, OAS’s waiver of certain consent, notice, approval and re-negotiation rights under certain Commercial Agreements (as defined in the Support Agreement) that would be triggered by the transactions contemplated by the Merger Agreement.
The foregoing descriptions of the Merger Agreement and the Support Agreement are qualified in their entirety by reference to the full text of each of the Merger Agreement and the Support Agreement which are attached hereto as Exhibits J and K and incorporated into this Item 4 by reference.
Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
This Amendment amends and supplements Item 6 of the Original Schedule 13D as set forth below:
Merger Agreement and Support Agreement
Item 4 above contains summaries of certain provisions of the Merger Agreement and the Support Agreement which are incorporated herein by reference. Such descriptions of the Merger Agreement and the Support Agreement are qualified in their entirety by reference to the full text of each of the Merger Agreement and the Support Agreement which are attached hereto as Exhibits J and K and incorporated into this Item 6 by reference.
Item 7.    Material to Be Filed as Exhibits
This Amendment amends and restates Item 7 of the Original Schedule 13D in its entirety as set forth below:
Exhibit A    Joint Filing Agreement, dated as of October 5, 2017 (incorporated by reference to Exhibit A to the Original Schedule 13D).
Exhibit B    Amended and Restated Agreement of Limited Partnership of Oasis Midstream Partners LP (incorporated by reference to Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-38212) filed with the Commission on September 29, 2017).
Exhibit C    Second Amended and Restated Limited Liability Company Agreement of OMP GP LLC (incorporated by reference to Exhibit 3.2 to the Issuer’s current report on Form 8-K (File No. 001-38212) filed with the Commission on April 1, 2021).
Exhibit D    Contribution Agreement, dated as of September 25, 2017, by and among Oasis Midstream Partners LP, Oasis Petroleum LLC, OMS Holdings LLC, Oasis Midstream Services LLC, OMP GP LLC and OMP Operating LLC (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K (File No. 001-38212) filed with the Commission on September 29, 2017).

Exhibit E    Registration Rights Agreement, dated as of September 25, 2017, by and between Oasis Midstream Partners LP and OMS Holdings LLC (incorporated by reference to Exhibit 10.9 of the Issuer’s Current Report on Form 8-K (File No. 001-38212) filed with the Commission on September 29, 2017).
Exhibit F    Contribution Agreement, dated November 7, 2018, between Oasis Midstream Partners LP, OMS Holdings LLC, Oasis Midstream Services LLC, OMP GP LLC, OMP Operating LLC and, for certain limited purposes set forth therein, Oasis Petroleum Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s current report on Form 8-K (File No. 001-38212) filed with the Commission on November 8, 2018).
Exhibit G    Contribution and Simplification Agreement, dated March 22, 2021, between Oasis Midstream Partners LP, OMS Holdings LLC, Oasis Midstream Services LLC, OMP GP LLC, OMP Operating LLC, OMP DevCo Holdings Corp., Beartooth DevCo LLC, Bobcat DevCo LLC and, for certain limited purposes set forth therein, Oasis Petroleum Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s current report on Form 8-K (File No. 001-38212) filed with the Commission on March 22, 2021).
Exhibit H    Second Amended and Restated Agreement of Limited Partnership of Oasis Midstream Partners LP, dated as of March 30, 2021 (incorporated by reference to Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-38212) filed with the Commission on April 1, 2021).
Exhibit I    Underwriting Agreement dated as of June 24, 2021 (incorporated by reference to Exhibit 1.1 to the Issuer’s current report on Form 8-K (File No. 001-38212) filed with the Commission on June 28, 2021).
Exhibit J    Agreement and Plan of Merger, dated as of October 25, 2021, by and among Oasis Midstream Partners LP, OMP GP LLC, Crestwood Equity Partners LP, Project Phantom Merger Sub LLC, Project Falcon Merger Sub LLC, and, solely for the purposes of Section 2.1(a)(i) thereof, Crestwood Equity GP LLC (incorporated by reference to Exhibit 2.1 to OAS’s current report on Form 8-K (File No. 001-34776) filed with the Commission on October 28, 2021).
Exhibit K    Support Agreement, dated as of October 25, 2021, by and among Crestwood Equity Partners LP, Oasis Midstream Partners LP, OMP GP LLC, Oasis Petroleum Inc. and OMS Holdings LLC (incorporated by reference to Exhibit 10.1 to OAS’s current report on Form 8-K (File No. 001-34776) filed with the Commission on October 28, 2021).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 2, 2021
OASIS PETROLEUM INC.

/s/ Nickolas J. Lorentzatos
Name:    Nickolas J. Lorentzatos
Title:    Executive Vice President, General Counsel and Corporate Secretary

OASIS PETROLEUM LLC

/s/ Nickolas J. Lorentzatos
Name:    Nickolas J. Lorentzatos
Title:    Executive Vice President, General Counsel and Corporate Secretary

OMS HOLDINGS LLC

/s/ Nickolas J. Lorentzatos
Name:    Nickolas J. Lorentzatos
Title:    Executive Vice President, General Counsel and Corporate Secretary

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